82-4545



11 Mc... Russia 620014
Tel. ...43) 379-12-90
...om



06010593



January 11, 2006

SUPPL

On December 29, 2005 the Federal Financial Markets Service of RF registered the Placement Report on bond issue of 06 series.

Characteristics of the securities: non-convertible interest-bearing documentary bearer bonds of 06 series with obligatory centralized custody (further referred to as "Bonds").

Maturity terms of the bond issue:
The bonds are redeemed sequentially in installments on following terms:

- on the 1456th day from the date of placement each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 1638th day from the date of placement each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 1820th day from the date of placement the each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 2002nd day from the date of placement the each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 2184th day from the date of placement the each Bond is redeemed partially in the amount of 20% of the bond issue par value.

Each part of the Bonds par value is redeemed by the Paying agent by order and at the expense of the Issuer.

If the date on which the part of the Bonds par value is to be redeemed falls on a day-off (irrespective of its being either a public day-off or a banking day-off), the pay-off of a due amount is to be executed on the first working day following the day-off. The Bondholder doesn't have a right to demand charging of interest or any other compensation for such a delay in pay-off.

PROCESSED
FEB 24 2006
THOMSON
FINANCIAL

State registration number of the bond issue: ***4-09-00175-A***
Date of state registration: ***November 03, 2005***

The quantity of securities to be placed and par value of each bond: 2,000,000 (two million) bonds with par value of RUR 1,000 (one thousand).
The bonds' overall nominal value amounts to RUR 2 bn.
The part of actually placed bonds: 100%.

Securities Department
Tel.: +7 (343) 379 12 19

Mode of placement: public subscription
The actual start date of securities placement: **November 24, 2005.**
The actual end date of securities placement: **November 24, 2005.**

Within 3 days of the date the Issuer receives the written notification from the respective State body on state registration of the Placement Report, the Issuer shall publish the text of the registered Placement Report on its Internet site, address: http://www.usi.ru/index.cfm?page=86. The text of the registered Placement Report shall be available in Internet within 6 months since the date of its publication in Internet.

The Issuer shall guarantee the access to the information contained in the registered Placement Report, providing all persons concerned with the opportunity to view the copies of the registered Placement Report and acquire them on following addresses:

1) OJSC Uralsvyazinform
Address: 11 Moskovskaya ul., 620014 Ekaterinburg, the Russian Federation
Tel.: +7 (343) 376-20-00
Fax: +7 (343) 379-12-90
Internet address: www.uralsvyazinform.ru

2) OJSC AKB «Svyaz-Bank»
Address: Tverskaya ul. 7, 125375 Moscow, the Russian Federation
Tel.: +7 (495) 771-32-60
Fax: +7 (495) 975-24-66
Internet address: www.sviaz-bank.ru

The Issuer shall provide other persons concerned with the copies of these documents by their request and at the price that shall not exceed the cost of copying such documents, within 7 days since the date of stating such a request.

The Placement Report was signed by the Company's financial adviser.
Full name of the Financial adviser: JSC "Investitsionnaya kompaniya AVK"
Address: RF, Saint-Petersburg, Pushkin city, Uritskogo, 1.



11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsvyazinform.com



January 13, 2006

The change in Uralsvyazinform's share in Charter Capital of the Limited Liability Company "Infinvest".

Location of the company: **ul. Lenina, 68, 614096 Perm, Russia.**

The Uralsvyazinform's share in Charter Capital of the Company before the change: **100% of the Charter Capital.**

The Uralsvyazinform's share in Charter Capital of the Company after the change: **0% of the Charter Capital.**

The date of change of Uralsvyazinform's share in Charter Capital of the Company: **January 13, 2006.**

Securities Department
Tel.: +7 (343) 379 12 19


uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

January 17, 2006

Uralsviazinform effected the fifth coupon payment on monetary bond issue of 03 series.

On January 17, 2006 Uralsvyazinform effected the fifth coupon payment on monetary bond issue of 03 series. The category of securities: non-convertible interest-bearing documentary bearer bonds with obligatory centralized custody.

According to the Decision of Issue the bonds' overall nominal value amounts to RUR 3 bn, coupon interest rate – 14.25 per cent per annum, payable every half-year.

The outpaid interest per one bond with par value of RUR 1,000 made up RUR 71.05.

The mode of coupon payment: non-cash settlement in the Russian Federation currency

The total value of payment amounted to RUR 213,150 thousand.

The Company's payment agent is Joint-Stock Commercial Bank PromstroyBank, St-Petersburg.

The Company's bond issue was placed with MICEX on July 22, 2003. The Organizers of placement were Renaissance Capital and PromstroyBank. At present the bonds are traded on MICEX and RTS.

For additional information, please contact Investor Relations department:
tel. (007 343) 379 12 19, e-mail: investor@gd.usi.ru

Securities Department